OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Seam Tech, Inc.

4937 Templeton Street
Los Angeles, CA 90032

www.seamla.com

14925 shares of Common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 159,701 shares of common stock ($106,999.67)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 14,925 shares of common stock ($9,999.75)

Company	Seam Tech, Inc.
Corporate Address	4937 Templeton Street, Los Angeles, California, 90032
Description of Business	Seam is in the business of providing a platform that allows users to view, participate, and create events.
Type of Security Offered	Common stock
Purchase Price of Security Offered	$0.67
Minimum Investment Amount (per investor)	$250.58

Investor Perks

$500+ A Custom designed T-shirt.

$2,000+ An invitation and access to the *seam* private beta (includes $500 level perk).

$7,500+ An invitation to the *seam* release event located in Los Angeles, California. Date & Time TBA. Flight and stay not included. (Includes all $2,000 level perks).

*All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Seam Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their**

campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 150 shares of Class A Common Stock at $0.67 / share, you will receive 15 Class A Common Stock **bonus shares**, meaning you'll own 165 shares for $100.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine shareholders is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement for that Offering.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Seam is in the business of providing a social media platform that allows users to view, create, and participate in events.

Sales, Supply Chain, & Customer Base

The company is not in the business of selling directly to its users, instead the company will create a marketplace for events and other user generated content. The company will find streams of revenue by offering paid subscriptions, partnerships, and advertisements geared towards its growing user base. The customer base can be understood as any individual who seeks to use social media platforms or currently uses social media platforms.

Competition

Competition in this space is very well known. Companies such as Facebook and Snapchat currently dominate the social media market. Social media platforms are continuously growing at a rapid rate, but have yet to capitalize in the area of events. *seam* plans on differentiating itself from the competition by focusing directly on events and having social media as its offspring.

Liabilities and Litigation

We are currently not involved with or know of any pending or threatening litigation against the company or any of its officers.

The team

Officers and directors

Adrian Ceron	President, CEO, Director
Donald Frias	COO, UX/UI Designer, Director
Cindy Diaz	Director

Adrian Ceron
Adrian is the founder and CEO of Seam Tech, Inc. Seeking to amplify the human experience has always been the driving force for him and the company. Despite being bombarded with other platforms, the lack of person to person interactions became very apparent to him. The proof came from looking around and viewing his fellow millennials trapped in their devices connected to platforms, but not to each other. After realizing current providers do not truly fill the social needs of their users, Adrian set out to create a platform that would. That platform is now known as seam. By teaching himself how to code and develop the prototype for seam he has created the foundation for the company. As the company continues to grow from the original prototype, the vision also continues to develop. With this added growth and development the company relies heavily on the original principles that guided Adrian; show people what is around them, and more importantly, provide them new experiences. Adrian has served at Seam Tech, Inc. since the company's inception. Prior to joining Seam Tech, Inc. he held positions at Kroger, The Home Depot, Inc. and Sprint. While Kroger was an entry level position Adrian excelled in the sales consultant positions he held at both the Home Depot and Sprint.

Donald Frias
Donald comes from an art background. While attending the Los Angeles County High School for the Arts, Donald was confronted with the benefits of critiquing artwork and utilizing other perspectives. These skills would transcend into the business world where he worked as a graphic specialist at Cal State LA, and played a major roll in the creation of their signage department. As soon as Donald joined the Cal State LA team, he surrounded himself with established individuals to improve his skills in graphic design and grow to becoming an instrumental part of the Cal State LA campus. Similarly, Donald has become an instrumental part of Seam by leading the design of the platform, filling the role of COO, and holding a seat on the board of directors. During his time as a student, he came to the same realization as Adrian regarding social media and it's isolating tendencies by observing his peers. This drove him to partner with Adrian and utilize his design skills to provide a platform for users unlike any other. From August of 2014, Donald worked as a Student Graphics Assistant at the California State University. In February of 2017, Donald become their graphics specialist where he served until February of 2018. Donald has been the COO, UX/UI Designer, and held a seat on the board of directors of Seam Tech, Inc. since the company's inception of February of 2017.

Cindy Diaz

After attending Boston University Cindy spent most of her career in law. While working at the law offices of Normal R. Nadal she managed the preparation, investigation, and organization of cases. The knowledge and experience she gained from these positions transcended into the business world, most notably as a private consultant. Cindy worked closely with the FF Gomez Corporation in the years 2016 and 2017. During this time she served as a private government affairs consultant, working closely with local municipalities to drive business growth. Cindy has served as a director to Seam Tech, inc. since inception. Using her business relations and experience to drive growth in the company.

Number of Employees: 3

Related party transactions

This company has conducted related party transactions with Donald Frias the current COO of the company for fees relating to incorporation and the purchasing of the company's private server. The transaction has resulted in an outstanding promissory note for $9,000 with a 0% interest rate. The note will be paid in one sum on the date of maturity, February 23, 2027.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **User generated content** With rapid growth there could be delays in background processing and may result in additional costs by having to engage additional resources for users of seam. Technological or capacity constraints can further add to delays. This can result in preliminary user dissatisfaction. Conversely, we could have slow adoption to seam, in which a disjointed customer experience can occur. For example, a user wanting to attend an event may not be able to find one in their area due to a low amount of users creating events in their area.
- **Social media is a competitive market.** Seam Tech, Inc. will compete with larger, established tech companies who currently have products on the markets and/or various respective product development programs. They have better access to financial financial support and human resources than the company currently has. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by the the company. There can be no assurance that competitors will not render our technology or products obsolete or that seam will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a start-up company.** Seam Tech, Inc. has very little history, no clients, and no revenues. If you are investing in this company, it's because you believe seam is an excellent concept and spearheaded by a capable team. You are investing with the premise that Seam Tech, Inc. will be able to secure the intellectual property rights to seam, that the company will secure the exclusive marketing and developing rights to the application, that the company will

successfully market, develop, and distribute seam, and that the company can distribute the application efficiently to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has commercial competitors. Furthermore, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to fully develop seam.** We estimate that we will require at least $60,000 to complete a full release-ready version of seam. If we are unable to conduct a succesful raise, we may need to raise money from future sales of securities.
- **You can't easily resell the securities** Seam Tech, Inc. securities are relatively illiquid at his time. After holding shares for one year, the shareholder could place their shares on StartEngine's secondary market. It remains unclear when, if ever, the Company will participate in an Initial Public Offering (IPO).
- **Valuations of startups are hard to determine.** Valuations of companies at this stage of development are very hard to determine. As an investor, it must be determined if the price of the security is worth the investment. Any purchase of securities by investors will be done so freely and willingly.
- **Seam Tech, Inc.'s business projections are purely estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company, or an investor, will make money.
- **No Patented Technology** Seam does not posses any patented technology. There is no certainty that other companies will not conduct similar tactics and become direct competitors of Seam.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Adrian Ceron, 73.0% ownership, Common stock
- Donald Frias, 27.0% ownership, Common stock

Classes of securities

- Common stock: 3,643,750

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 3,643,750 shares currently outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

The payment of dividends on the Common stock will be a business decision to be made by the Board of Directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-02-23.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and release of Seam, which we do not anticipate the release occurring before Fall of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without additional revenue generation. This projection is based on the amount of capital needed primarily for development costs. Based on market averages if we are successful in raising the full amount of capital desired we will be able to fund an adequate development team for 12 months..

Financial Milestones

Major expenditures at this stage of the company include fees associated with incorporating the company, buying the Seam domain name, and purchasing a long term Virtual Private Server. Future financial milestones may include the following: the hiring of addition members to the development team, the publication of the application, and the application's release. Each milestone provides the company with the opportunity to continue its growth. Hiring additional software developers is necessary in propelling *seam* into the market. The publication of the application will also bring about expenses with regard to publication and maintenance of the application. Once the application has been released two milestones are uncovered: the company's costs relating to providing a proper launch and the company's first potential for revenue. By possibly providing in app services such as ticket purchases along with providing businesses a subscription based service that allows them to properly promote their own events. Seam Tech, Inc. is not opposed to future financing events such as additional capital raises. Future rounds of raising capital may be necessary. Such raises may effect the company's valuation as well as introduce new shareholders into the company.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. As a start-up, the company may require additional funding to further develop and implement our marketing strategy, along with negotiate alliances with various strategic partners such as navigation services, transportation companies, and event promoters. The proceeds from this offering will allow Seam to invest in two consultants to aid in the development and coding of the application and back end server, as well as other administrative costs associated with running the business. After launch, representatives from the company will visit major colleges across the United States in order to market the application and form alliances and sponsorships with major fraternities and sororities. Through these alliances, Seam hopes to become recognized among millennials and younger college students as the main provider of information regarding events and parties. Our goal for the application is to create a marketplace and connect users with promoters, festivals, clubs, and other public events. The length of time that we anticipate that the company will utilize the proceeds from this offering is dependent on the amount of capital raised. Our goal is to conduct business in a manner that will allow us to operate a minimum of one year with the proceeds from the offering.

Indebtedness

The company has an outstanding promissory note with COO Donald Frias for $9,000. The note bears an interest of 0% per year, paid in one sum on the date of maturity, February 23, 2027.

Recent offerings of securities

None

Valuation

$2,441,312.50

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999.75	$106,999.67
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$599.99	$6,419.98
Escrow Fees	$0.00	$0.00
Professional Fees	$0.00	$5,000.00
Net Proceeds	$9,399.77	$95,579.69
Use of Net Proceeds:	$599.00	$11,419.98
R & D & Production	$6,999.76	$50,000.00
Marketing	$2,400.00	$14,000.00
Working Capital	0	$31,579.69
Total Use of Net Proceeds	$9,399.77	$95,579.69

Seam seeks to raise a minimum of $9,999.75 and up to $106,999.67 in this offering. If Seam manages to raise the maximum of $106,999.67, Seam will close on that money and convert into a Small OPO Title III, Increasing our maximum raise amount to $1,070,000. If the company manages to raise the over allotment amount of

$1,070,000, Seam predicts operating for over 2 years with the proceeds from the raise. Seam plans to use the net proceeds of approximately $95,580.00 over the course of that time as follows:

Development-- This is the company's primary goal. In order for seam to be successful, the first step is the completion of development. The majority of the funding will be put towards acquiring an adequate development team to continue perfecting the platform.

Branding-- Without proper marketing material, the platform will not shock the market and its users successfully. Material such as promotional videos, advertisements, and partnerships are necessary for the company to be known and for the market to understand our mission. It is essential that the user understands the difference between Seam and traditional social media platforms and our mission of being For The User, By The User,

Entering The Market-- Entering the market must done in a strategic and timely manner. Once the platform is ready to be released to the public, the roll out of the product will be just as important as the steps prior. Promoting events on the platform and possible sponsorships will require capital from this raise.

Irregular Use of Proceeds

The company might incur Irregular Use of Proceeds of up to 9% of the capital raise to be put towards salary payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The Company will make annual reports available at https://www.seamla.com/ in the "Financial" section labeled "Legal Documents". The annual reports will be available within 120 days of the end of the issuers most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Seam Tech, Inc.

[See attached]

I, Adrian Ceron, the President of Seam Tech, Inc. , hereby certify that the financial statements of Seam Tech, Inc. and notes thereto for the periods ending February 23, 2017, and December 26, 2017 included in this Form C offering statement are true and complete in all material respects. Seam Tech, Inc. has not yet filed its federal tax return for 2018 being that Seam Tech, Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of December 26, 2017

President, CEO, Director

December 26, 2017

Seam Tech, Inc.
FINANCIAL STATEMENTS
(UNAUDITED)
AS OF FEBRUARY 23, 2017

Seam Tech, Inc.
Index to Financial Statements
(unaudited)

Seam Tcch, Inc.
BALANCE SHEETS
FEBRUARY 23, 2017
(unaudited)

	Febuary 23,2017
Assets	
Current assets:	
Cash	$ 9,000
Accounts receivable	-
Inventory	
Related party receivable	-
Other current assets	-
Total current assets	9,000
Property and equipment, net	-
Intangible assets, net	-
Investment	-
Other assets	-
Total assets	$ 9,000
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ -
Accrued liabilities	-
Deferred revenue	-
Related party advances	-
Line of credit	-
Note payable - current	-
Notes payable - related party	-
Convertible debt - current	-
Convertible debt - related parties, current	-
Total current liabilities	-
Note payable - net of current portion	9,000
Convertible debt - net of current portion	-
Convertible debt - related parties, net of current portion	-
Total liabilities	9,000
Commitments and contingencies (Note)	-
Stockholders' Equity:	
Intercompany	-
Preferred stock	-
Common stock	
Subscription receivable	-

Additional paid-in capital	-
Accumulated deficit	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ 9,000

SeamTech, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 23, 2017
(unaudited)

Income Statement		
		February 23, 2017
Revenues		$ -
Cost of revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		
Sales and marketing		-
Research and development		-
Total operating expenses		-
Operating income		-
Other (income) expense :		
Interest expense		-
Other expense		-
Other income		-
Total other (income) expense		-
Income (loss) before provision for income taxes		-
Provision for income taxes		-
Net income (loss)		$ -

Seam Tech, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED FEBRUARY 23, 2017
(unaudited)

	Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit		Total Stockholders' Equity (Deficit)
23-Feb-17	-	$ -		$ -	$ -	$ -	$ -		$ -
				-	-		-	comm	-
Founders Shares			3,643,750	-	-		-		-
Febuary 23,2017	-	$ -	3,643,750		$ -	#REF!	$ -		

Seam Tech, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 23, 2017
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ -
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation	-
Amortization	-
Loss on sale of intangible assets	-
Gain on debt conversion	-
Loss on impairment of investment	-
Stock-based compensation	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Inventory	-
Other current assets	-
Accounts payable	-
Accrued liabilities	-
Deferred revenue	-
Net cash provided by (used in) operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	-
Purchase of intangible assets	-
Related party advances	-
Deposits and other	-
Net cash provided by (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds (repayment) - related party advances	-
Proceeds (repayment) - line of credit, net	-
Proceeds (repayments) - notes payable	-
Proceeds (repayments) - notes payable - related parites	9,000
Proceeds (repayment) - convertible debt	-
Proceeds (repayment) - convertible debt - related parties	-
Proceeds from sale of preferred stock	-
Proceeds from sale of common stock	
Net cash provided by (used in) financing activities	9,000
Increase (decrease) in cash and cash equivalents	
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 9,000
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -

Cash paid for income taxes	$ -

NOTE 1 – NATURE OF OPERATIONS

[SEAM Tech, INC.] was formed on [February 23, 2017] ("Inception") in the State of [CA]. The financial statements of [SEAM Tech, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Los Angeles, CA].

[SEAM Tech, INC.] The company will be designing and deploying a mobile application allowing users to discover events around them. By tracking the user's location and user generated content the company will provide its users with unique a experience geared towards their interests. By allowing users to upload content along with creating events the application will incorporate users throughout the application.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from partnerships and subscription based services for businesses then (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
Seam Tech, Inc. is liable for a $9,000 note that matures on February 23rd, 2027. This note does not acquire any interest. This note is held by Donald Frias, the COO of Seam Tech, Inc. The note will be paid back in one payment on the date of maturity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001

NOTE 6 – RELATED PARTY TRANSACTIONS

The company does not hold any related party transactions outside of the note described above.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through ___, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Seam Tech, Inc. is pending **StartEngine Approval.**

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Seam Tech, Inc.

Social Events Around Me

Small OPO · Los Angeles, CA · Events · US Investors Only


seam



Our Philosophy

seam is a platform born strictly of the philosophy that social interactions **in person** are more valuable than those experienced online. *seam's* purpose is to get users to a social event with the least possible amount of effort. We need a platform that provides more to its users than images and likes. *seam* is that platform. No followers. No Likes. Just real experience with those you want to share them with.

We make it simple, we make it easy, and we make it social

Take Back The Event

We have been robbed. Social media has stolen the "social" out of social interactions. Striking up conversations with others is responded with awkward stares, dating has moved into a random matching system based on algorithms and horizontal swipes, and a night out equals a broadcast in pursuit of instant gratification and likes. *seam* is not a social media platform, it's a tool. We will not glue users to their phones and promote unconscious scrolling of feeds. We provide users a tool to get exactly where they want to go, with exactly who they want to go with.

With your help as an investor we can take seam from a basic prototype with limited functionality to a downloadable platform. Up to this point we have relied on detailed wireframes to convey our vision. We have used these very wireframes in this campaign to convey a clearer vision than our current prototype could. Multiple functions must be further developed in order to be competitive in this space. This means adding additional talented developers that can help create the vision we present in this campaign. Join us on this journey.

It's time to get off the phone and put the "social" back into social interactions.

Zone


Sharing events is easier than it has ever been.
Connect, Zone, and Profile provide the building blocks for *seam*. Connect is the user's feed, Zone is the user's playground, and Profile is the user's personal log. Each interact seamlessly with each other to provide the user an easy and efficient experience when looking for events.
Connect
Profile


Connecting you to your friends


Emphasis on exploration

Already know where you want to go? Great! Let's get you there with the right people. *seam* is connecting you to your friends like never before. Your connections, the ones you constantly communicate and share interests with, will help provide the content on *seam*. Their posts go directly to you, after all, they're the ones you explores the city with.

Let's find something new to do tonight. *seam's* map shows you all the events, hot locations, and local spots in your area. Better yet, inviting a friend is only a simple two taps away. No matter where you are, there is no longer an excuse for not being able to find something to do


Create Event
Montebello
Timezones
Your seam has been sent


Create Event
Los Angeles
Kendrick Lamar Pop-up

Shifting Social Media

The phone itself is not what glues us to our screens and takes away from our experiences, it's the isolating apps we use on them. It's time for an app that encourages our human interactions instead of taking away from them. *seam* has adopted a few simple tactics to make this shift.



We're here to be social

It's no secret, we're social creatures. It's a joy to socialize with friends and meet others. Unfortunately, we've moved away from this. We plan on changing the numbers and reversing the statistics. Currently, we are not spending very much time socializing. American Novelist and Harvard Graduate Teddy Wayne shows just how we've moved away from being social in an article for the New York Times in 2015 entitled, "*The death of the House Party*". Wayne refers to the Bureau of Labor Statistics, to show younger generations are less social than ever. According to the Bureau During the Obama Era, 11% of High School seniors spent more than 6 hours a week at social gatherings. Wayne goes on to explain how alarming this is considering the number of peers these high schoolers are surrounded by. If we look further into this new form of isolation, this statistic means 89% of seniors are spending less than 30 minutes a day socializing. Isolation is not beneficial, we want to share ideas, become closer to one another, and understand those around us better. More time socializing is more time contributing to the human experience that we all share.



Abandon the follower system

A connection is something much deeper than a follower, it's a shared experience between multiple people. Creating a culture around connections is what will drive our platform. Currently, the majority of the social platforms we use in our day to day lives are built upon a system of following another user. This feature deters from building meaningful connections and promotes the stale interaction of simply watching from afar. We find followers to be a shallow and unfulfilling phenomenon and therefore have abandoned the idea.



Stay true to our philosophy

It may be radical to rid ourselves of features such as likes and followers, but we embrace it nonetheless. You may be asking yourself, why would a social platform do this when it has proven to be effective in keeping people hooked to their networks? This is the very reason we are ridding ourselves of features that keep users unconsciously addicted to nonsense. We don't believe in creating a bottomless platform that our users will consistently check every waking minute. Instead, our deeply embedded belief is that social interactions in person are much more valuable than those experienced online.

Why Shift?



We need to stop the addiction. This all too familiar situation of going out for the night only to be surrounded by faces that are glued to mobile applications, stuck online, attached to "social networks" and completely isolated from the social occasion is not an accident. While at an axios conference in November Sean Parker, former president of Facebook stated that they had one thing in mind when creating their application. "How do we consume as much of [the user's] time and conscious attention as possible?" So the next time you find yourself wondering how great the night would have been if the people at the party were not on their phone, you can attribute what you're experiencing to the creation of the platforms that were designed to keep users addicted. This is the void in human interaction.

Facebook

Facebook is based solely on connecting online. The nature of the platform took our interactions and transferred them into the virtual world.

Instagram

Based on the follower system, Instagram is solely dedicated to uploading images and videos. The search for likes and comments creates a chase for the drug that is instant virtual gratification.

Twitter

Twitter, the fast paced news and social networking service, encourages users to constantly refresh their feeds.

Snapchat

Snapchat is built upon posts only lasting 24 hours. The temporary nature of content creates a need for users to share everything in their day-to-day lives.

All of these networks promise the same thing: connectivity. There is a fundamental problem in the market of "Social Media".

We have forgotten how to be social. We can change this together.

Become An Investor


seam
Los Angeles
Dodger Stadium
Elysian Park
Los Globos

Offering: Common stock
Price: $0.67 per share
Minimum Investment: $250.58
Voting Rights: Common stock grants the investor voting rights to all votable company matters

When you invest you are betting the company's future value will exceed $2.5M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

For The User | By The User

There is a big difference between us and the others. We want to create a platform that we and our investors would use. This desire has shaped our approach to funding. Instead of approaching accredited investors, those that make $200,000 per year or have a net worth of over $1,000,000, we have decided to approach those who will actually be using the platform. With the help of StartEngine we have the ability to raise capital and offer shares of our company to anyone who is interested in the platform. This is a big change and is a completely new approach to how companies are raising capital.

Since anyone can invest in *seam*, it is truly a platform that relies on the interest of potential users to fund it. No other platform has taken this approach. We are proud to say that among our competition, we will be the most inclusive by making users investors, and investors user.

How We Plan To Use The Capital

Development:

Development of the platform is the most important aspect in order for the company to succeed. We plan on using the majority of the funding towards acquiring an adequate development team to continue perfecting the platform.

Branding:

Without proper marketing material, the platform will not shock the market or the users it needs. Promotional videos, advertisements, and other branding materials are necessary in order for the market to understand the platform's purpose and for the application to grow its user base.

Entering The Market

Along with the proper development and branding, entering the market must be done in a strategic and timely manner. Once the platform is ready to be released to the public, the rollout will be just as important as steps prior. Promotional events and sponsorships will require the remaining capital.

Potential Returns



For an investor, the main reason to invest in any company is to potentially receive a return. You are investing based on the potential you see in the company, and more importantly, you are looking for our company to gain value in the coming years. So how can the value of the company grow, and more importantly, how can you see a return on your investment?

Gaining Users:

Before carrying out a proper exit strategy, the company must gain a large number of users to generate revenue. Our plan is to gain users through the use of strategic marketing and unique functionality. As a company, we believe that we have both. We gear our marketing tactics primarily on acquiring younger users. We believe that those part of younger generations will carry the platform forward much like the platforms that have come before us. Functionally, *seam* is geared towards acquiring new users and making it easy for them to introduce their friends to the experience. How do we incentivize users to include those they know? By basing our platform on social interaction in person. Attending a local art gallery or a pop-up clothing release will be something users can locate on *seam,* and more importantly, attend with their friends. Once we are able to acquire consistent users, generating revenue through the platform will be the next step.

Creating Revenue:

Being an events based platform changes our approach to revenue. Traditionally, social platforms focus on their abilities to advertise to users in order to gain revenue. We take a different approach and see our platform moving into ticketing and promotion. *seam* plans to provide a one-stop shop for our users to sell tickets to their own personal events, and purchase tickets for larger public ones. By diversifying ourselves in this way, we believe our potential for success increases. We are not simply looking to advertise to our users. Instead, we want to provide them with a necessary tool. We plan on taking a small percentage of ticket purchases as a stream of revenue, as well as providing subscription-based services for businesses and promotion companies. Generating revenue does not stop at ticketing. We also plan on expanding into partnerships with other companies that will provide transportation for our users. This benefits our potential partners and our platform by contributing to the overall user experience.

Return On Investment

If the company is successful, there are a few ways an investor could see a return.

One possible outcome is that the company becomes publicly traded, at which point the shares bought through StartEngine can then be sold on the stock market like any other share of stock. Another possibility for the company is that *seam* is bought by a bigger company. If *seam* is bought, the shares you hold will also be bought by the company purchasing Seam Tech, Inc. If Seam Tech, Inc. does not become a subsidiary or conduct a share repurchase, you will have the choice of continuing to hold your shares Holding shares long term not only allows for potential growth of value, but could also grant you cash if the company pays out dividends in the future. If you are a short term investor, you may list your shares on StartEngine's secondary market after one year of holding. Do note that StartEngine's secondary market has low volume and does not guarantee a buyer for any shares that you list.

Investor Perks

We are deeply appreciative of all our investors. For those that contribute more than $500, we would like to send you a gift as a token of our appreciation.

When you invest...	You'll receive...
$500+	A Custom designed T-shirt
$2,000+	An invitation and access to the seam private beta + $500 level perk
$7,500+	An invitation to the seam release event located in Los Angeles, California. Date & Time TBA. (Flight & Stay not included) +$2,000 level perks

*All perks occur after the offering is completed

Our Story

Dear Potential Investor,

At this point in the campaign I would like to shift away from how our company plans on changing the future of social media and would like to focus on the team itself. It gives me no greater pleasure than to work side by side with individuals who show an unquantifiable amount of dedication to this project. I have no doubt in my mind that they will continue to show this dedication to you as an investor.



seam is more than a cool idea to us, it is our passion. We are self taught designers, coders, and entrepreneurs. When most look to utilize the resources they have, we are forced to create them. Each member of *seam* is from the inner city of Los Angeles, home to high crime rates and low income communities. With minimal accredited investors, the only option for our team is to rely on each other and look inward when trying to solve a problem. These circumstances have not hindered our aspirations, but have only fueled them. I speak for my team when I say that we find great joy in creating a revolutionary platform from a community most people forget.



We understand that in order to break through the next barrier, we need more capital. If you are reading this, this may be your first experience with investing. If so, I am glad that our platform is your introduction. You may be from the same background as us, and if you are, I hope you receive more than just ownership of this company, but also gain the knowledge on opportunities that have never been accessible. I realize that knowledge is what drives progress. With the help of StartEngine, the playing field is now even. It is my hope that you will share this knowledge with others in an effort to drive forward progress in your communities, just as we are. If this is not your first time investing, I hope that you approach our company with the same expectations and qualifications as your other investments. Your feedback will only help us in perfecting our platform and continuing to grow.

On behalf of the team here at *seam*, I welcome you as an investor and look forward to all the feats we will accomplish together.

Best,



Adrian Ceron
Founder, CEO



Dodgers

December, 2016

Seam Bootstraps

$9,000 is put towards incorporating, legal fees, and online servers.

February 23rd, 2017



Seam Tech, Inc. files

Seam files as a C corporation and authorizes 10,000,000 shares of common stock.

March, 2017



Prototype

Functional prototype of Seam completed

June, 2017



Website

https://www.seamla.com lanches

January, 2017

OPO Launches

Seam launches their StartEngine campaign

March, 2018



Campaign Closes

Seam closes the funding round. Thank you to everyone who invested! (ANTICIPATED)

April, 2018



Additions

Seam plans to add additional developers to the team. (ANTICIPATED)

Fall, 2018

Download Today

Seam plans to launch the full application on the App Store. (ANTICIPATED)

Meet the Founders



Adrian Ceron

President, CEO, Director

Adrian is the founder and CEO of Seam Tech, Inc. Seeking to amplify the human experience has always been the driving force for him and the company. Despite being bombarded with other platforms, the lack of person to person interactions became very apparent to him. The proof came from looking around and viewing his fellow millennials trapped in their devices connected to platforms, but not to each other. After realizing current providers do not truly fill the social needs of their users, Adrian set out to create a platform that would. That platform is now known as seam. By teaching himself how to code and develop the prototype for seam he has created the foundation for the company. As the company continues to grow from the original prototype, the vision also continues to develop. With this added growth and development the company relies heavily on the original principles that guided Adrian; show people what is around them, and more importantly, provide them new experiences. Adrian has served at Seam Tech, Inc. since the company's inception. Prior to joining Seam Tech, Inc. he held positions at Kroger, The Home Depot, Inc. and Sprint. While Kroger was an entry level position Adrian excelled in the sales consultant positions he held at both the Home Depot and Sprint.



Donald Frias

COO, UX/UI Designer, Director

Donald comes from an art background. While attending the Los Angeles County High School for the Arts, Donald was confronted with the benefits of critiquing artwork and utilizing other perspectives. These skills would transcend into the business world where he worked as a graphic specialist at Cal State LA, and played a major roll in the creation of their signage department. As soon as Donald joined the Cal State LA team, he surrounded himself with established individuals to improve his skills in graphic design and grow to becoming an instrumental part of the Cal State LA campus. Similarly, Donald has become an instrumental part of Seam by leading the design of the platform, filling the role of COO, and holding a seat on the board of directors. During his time as a student, he came to the same realization as Adrian regarding social media and it's isolating tendencies by observing his peers. This drove him to partner with Adrian and utilize his design skills to provide a platform for users unlike any other. From August of 2014, Donald worked as a Student Graphics Assistant at the California State University. In February of 2017, Donald become their graphics specialist where he served until February of 2018. Donald has been the COO, UX/UI Designer, and held a seat on the board of directors of Seam Tech, Inc. since the company's inception of February of 2017.



Cindy Diaz

Director

After attending Boston University Cindy spent most of her career in law. While working at the law offices of Normal R. Nadal she managed the preparation, investigation, and organization of cases. The knowledge and experience she gained from these positions transcended into the business world, most notably as a private consultant. Cindy worked closely with the FF Gomez Corporation in the years 2016 and 2017. During this time she served as a private government affairs consultant, working closely with local municipalities to drive business growth. Cindy has served as a director to Seam Tech, inc. since inception. Using her business relations and experience to drive growth in the company.

And the Rest of the Team



Hugo Andrew Houston

Creative Director

Hugo A. Houston has been the creative director and owner of multiple clothing brands and production companies in Los Angeles. He aids in the creation of material for the promotion and distribution of seam.

Offering Summary

Maximum 159,701 shares of common stock ($106,999.67)

Maximum subject to adjustment for bonus shares. See* ***10% Bonus* *below*

Minimum 14,925 shares of common stock ($9,999.75)

Company	Seam Tech, Inc.
Corporate Address	4937 Templeton Street, Los Angeles, California, 90032
Description of Business	Seam is in the business of providing a platform that allows users to view, participate, and create events.
Type of Security Offered	Common stock
Purchase Price of Security Offered	$0.67
Minimum Investment Amount (per investor)	$250.58

Investor Perks

$500+ A Custom designed T-shirt.

$2,000+ An invitation and access to the *seam* private beta (includes $500 level perk).

$7,500+ An invitation to the *seam* release event located in Los Angeles, California. Date & Time TBA. Flight and stay not included. (Includes all $2,000 level perks).

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Seam Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 150 shares of Class A Common Stock at $0.67 / share, you will receive 15 Class A Common Stock **bonus shares**, meaning you'll own 165 shares for $100.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine shareholders is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement for that Offering.

Irregular Use of Proceeds

The company might incur Irregular Use of Proceeds of up to 9% of the capital raise to be put towards salary payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Seam Tech, Inc. to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

(This Is Seam)

So how would you like to be at a party like this? Meet new people, link up with friends, make connections, the only problem is, you don't know where the party is. Well now you do. This is Seam, and it's purpose is to get you here, to this moment, getting you actual face time instead of screen time. Seam connects friends and likeminded individuals showing you all the locations and hot spots near you. Whether that's a pop up art show, a DJ set, or a private event like this. Connect with artists, business professionals, and...

Well you get the idea. My night isn't over, now go start yours. See it on Seam.

(You've been hacked)

We need to sort of give you a little dopamine hit every once in a while because someone liked or commented on a photo or a post or whatever. It's a social validation feedback loop. It's exactly the kind of thing that a hacker like myself would come up with because you're exploiting a vulnerability in human psychology . And I just, I think, the inventors, creators, you know, it's me, it's Mark, Kevin Systrom at Instagram, it's all of these people, understood this, consciously, and we did it anyway.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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